Exhibit 99.2

Management’s Discussion and Analysis
for the Nine Month Period Ended August 31, 2010

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

506 – 675 West Hastings Street

Vancouver, British Columbia

V6B 1N2

Telephone: (604) 488-0860

Facsimile: (604) 408-3884

Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Nine Month Period Ended August 31, 2010

This management’s discussion and analysis (“MD&A”), dated October 25, 2010 should be read in conjunction with the accompanying unaudited financial statements and notes for the nine month period ended August 31, 2010. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

NON-GAAP MEASURES

The Corporation’s management uses and reports certain measures not prescribed by generally accepted accounting principles (referred to as “non-GAAP measures”) in the evaluation of operating and financial performance. Operating netback, which is calculated as average unit sales prices less royalties and operating expenses, and corporate netback, which further deducts administrative and interest expense, represent net cash margin calculations for every barrel of oil equivalent sold. Net debt, which is current assets less current and other financial liabilities (e.g. note payable), is used to assess efficiency and financial strength. Operating netback, corporate netback and net debt do not have any standardized meanings prescribed by GAAP and therefore may not be comparable with the calculation of a similar measure for other companies. The Corporation uses these terms as an indicator of financial performance because such terms are often utilized by investors to evaluate junior producers in the oil and natural gas sector.

This document contains certain statements that may be deemed “forward-looking statements”. All statements in this document, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Alberta Star Development Corp. (the “Company”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

OVERVIEW AND OVERALL PERFORMANCE

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company has recently made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is an Alberta based, junior heavy oil producer that has a growing production base, and is maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The recent, strategic property acquisitions combined with a growing production portfolio has further strengthened the Company’s relationship, with an experienced working interest partner and heavy oil industry leader. This strategic partnership will allow for rapid future expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and production asset acquisition. The Company’s strong balance sheet is expected to fuel the Company’s coming production growth plans in the oil and gas sector.

The Company maintains a strong balance sheet and has a seasoned, qualified management team in field exploration, exploration drilling ready for the development the Company’s oil and gas and natural resource properties. The Company is committed to creating long term shareholder value through the acquisition, exploration and development of its petroleum and natural gas resources and through the discovery of base and precious metals resource projects. The Company continues to review and seek to acquire additional oil & gas exploration products, acquire additional oil and gas production and to further develop additional base and precious metal resource projects.

The Company delayed its 2009 mineral exploration program due to unfavourable market conditions, low uranium prices and high field costs related to working in the Northwest Territories. During the Summer of 2009, the Company demobilized its exploration camp at Echo Bay, NT. The Company intends to monitor and provide updates on its future exploration programs as market conditions and commodity prices improve. The Company continues to reduce its overhead and look for additional avenues to conserve its working capital with the intent of acquiring an economic mineral deposit or by seeking additional oil and gas exploration projects or production acquisition targets. The Company has a strong balance sheet, no debt, is focused on cost cutting and maintaining qualified management. The Company continues its search to acquire and develop a world class advanced stage exploration and production project. As a result of the uncertainty in the ongoing global economic crisis, the Company expects there to be a notable reduction in capital available in certain sectors to the resource industry for a number of years to come, and the Company intends to manage and conserve its cash resources and review opportunities as the economic circumstances demand.

In August 2010, the Company diversified into the oil and natural gas resource sector with the acquisition of revenue producing resource assets to complement its existing advanced stage mining interests and provides the Company with a reputable working interest partner for future expansion in the oil and natural gas resource sector. The Company is now a heavy oil producer.

On August 9, 2010, the Company announced that it closed an asset purchase with Western Plains Petroleum Ltd. (“Western Plains”) pursuant to which the Company acquired an undivided 50% interest in all of Western Plains’ oil and natural gas interests located in the Lloydminster/Maidstone areas of Saskatchewan and the Lloydminster area of Alberta for the cash purchase price of $1.7 million, subject to usual industry adjustments, (the “Alberta Star Transaction”) such transaction having an effective date of July 1, 2010.

As a result of the Alberta Star Transaction, the Company announced that its jointly owned farm-out well on Section (C-12) 6-50-25 W3M in Landrose, Saskatchewan is currently producing at a gross rate of approximately 80 bbls/d. The well was drilled pursuant to a farm-out with Arctic Hunter Uranium Inc. (“Arctic Hunter”) in July 2010. Under the terms of the farm-out, Arctic Hunter paid 100% of the costs to drill, complete and equip the well to earn a 100% working interest before payout, reserving to Alberta Star and Western Plains a convertible overriding royalty of 10% until payout. After payout, Alberta Star and Western Plains has the option to either convert to a 50% working interest in the well spacing unit or remain in a gross overriding royalty position.

The Company and Western Plains are also planning to drill, on a 50/50 basis, 5 additional wells adjacent to the Arctic Hunter farm-out well, all targeting the same zones.

The Company and Western Plains are also proposing a 6 well in-fill drilling program to commence in the fourth quarter of 2010 located in the Lloydminster Area of Saskatchewan which is expected to increase total daily production.

The Company and Western Plains will be participating on a 50/50 basis in this drilling program on these assets.

On August 26, 2010, the Company announced that it had completed a further oil and gas asset purchase with Western Plains pursuant to which the Company acquired an undivided 33.33% interest in thirteen (13) crown leases located in the Lloydminster heavy oil area of Alberta for a cash purchase price of $1.467 million, subject to usual industry adjustments, such transaction having an effect date of July 1, 2010.

This transaction represents the Company’s second additional strategic oil and gas acquisition which further expands its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets and in addition compliments its existing, advanced stage mining interests. The strategic acquisition further strengthens the Company’s relationship with a reputable working interest partner and industry leader, for future expansion in the oil and natural gas resource sector.

On September 24, 2010, the Company announced that it had completed one of the five (5) standing cased wells that had been previously drilled but not completed by a former operator in late 2009. The Company acquired a 33 1/3 % net interest in these five (5) standing cased heavy oil wells interest from its working interest partner and new operator, Western Plains in late August of 2010. The newly completed well, located on 10-06-50-1 W4M in Lloydminster, Alberta is currently producing approximately 40 bbls/day of heavy oil (13 bbls/day net to Alberta Star) from the Sparky oil formation.

On October 1, 2010, the Company announced that it had completed the second of the five (5) standing cased wells that had been previously drilled but not completed by a former operator in late 2009. The second completed well, located on 06-24-50-2 W4M in Lloydminster, Alberta is expected to have production similar to the first completed well situated on 10-06-50-1 W4M which is currently producing at approximately 40 bbls/day of heavy oil (13 bbls/day net to Alberta Star) from the Sparky oil formation. Combined production from both wells is expected to be 80 bbls/day of heavy oil (26 bbls/day net to Alberta Star).

The Company is on schedule and expects to complete two (2) of the remaining three (3) standing cased wells by late October, with the production rates from each well expected to be approximately 40 bbls/day (13 bbls/day net to Alberta Star) for a total estimated production of approximately 160 bbls/day (53 bbls/day net to Alberta Star). Western Plains has been appointed operator of these newly acquired well interests. Completion costs are expected to average $150,000 per well ($50,000 net to Alberta Star)

In addition to the pending completion of the five cased wells, the Company expects to drill and complete an additional two (2) in-fill wells on section 6-50-25-W3M in Landrose, Saskatchewan by the end of November.

On October 15, 2010, the Company announced it has entered into a sub-participation agreement with Arctic Hunter. Under the agreement, Arctic Hunter has agreed to participate with the Company in the two (2) test wells by October 31, 2010. The Company holds a 50% working interest in the Landrose, Saskatchewan assets which form part of the heavy oil assets acquired on August 6, 2010 from Western Plains. Under the agreement, Arctic Hunter must pay 100% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn a (50% net) before payout (BPO), reserving to the Company a convertible overriding royalty of 10% until payout. After payout, the Company has the option to either convert the gross overriding royalty to a 50% working interest (25% net) in the two test well spacing units or remain in a gross overriding royalty position. Arctic Hunter has no option to drill post-earning wells under the sub-participation agreement. Western Plains will be the operator of the test wells.

On October 21. 2010, the Company announced that it had completed and placed on production its previously announced well located at C11-6-50-25 W3M (“C-11”). The initial production rates from the newly completed C-11 test well, have met or exceeded initial production flow expectations. The Company will control the well production, at approximately 80 bbls/d in accordance with established good oil field practices. The C-11 well is offsetting the Company’s producing C12-6-50-25 W3M (“C-12”) well, which is situated in Landrose, Saskatchewan. The C-12 well is currently producing at 80 bbls/d gross of heavy oil (4 bbls/d net before payout and 20 bbls/d net after payout). Combined production flow from the C-11 and C-12 wells is approximately 160 bbls/d gross of heavy oil (8 bbls/d net before payout and 38 bbls/d net after payout to Alberta Star. All production from the C-11 well is from the McLaren formation.

In addition, the Company has completed drilling and casing of the heavy oil well situated at C14-6-50-25 W3M (“C-14”) in Landrose, Saskatchewan. The C-14 well is expected to be completed and in production before October 31, 2010. The C-14 is also being completed in the Mclaren formation. Initial Oil shows from the C-14 test well location, which also tests the McLaren formation, have been extremely encouraging.

Alberta Star holds a 50% working interest in the C-11 and C-14 wells which form part of the heavy oil assets acquired on August 6, 2010 from Western Plains. Arctic Hunter under a (Participation Agreement (NR October 15, 2010) has agreed to pay 100% of Alberta Star’s share of the cost to drill, complete and equip or abandon the C-11 and C-14 wells to earn a 100% (50% net) interest before payout, reserving to Alberta Star a convertible overriding royalty of 10% until payout. After payout, Alberta Star has the option to convert the gross overriding royalty to a 50% working interest (25% net) in the C-11 and C-14 well spacing units or remain in a gross overriding royalty position. Western Plains is the operator of the C-11 and C-14 wells.

The C-11and the C-14 wells form part of the Company’s previously announced in-fill drilling program located on section 6-50-25 W3M in Landrose, Saskatchewan. Drilling completion and equipping costs are expected to average $400,000 per well ($200,000 net to Arctic Hunter). The locations of the C-11 and C-14 wells are adjacent to the Company’s successful C12-06-50-25 W3M well which was drilled and completed in July 2010, and which is currently producing approximately 80 bbls/d gross of heavy oil (4 bbls/d net before payout and 20 bbls/d net after payout to the Company).

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX”, on the OTCBB under the symbol “ASXSF” and on the Frankfurt Exchange under the symbol “QLD”.

As at August 31, 2010, the Company had working capital of $8,895,366, inclusive of $10,292,528 of cash and cash equivalents on hand. Cash and cash equivalents on hand at the date of this MD&A are approximately $10,000,000 which is sufficient to cover additional property acquisitions, planned exploration expenditures, and administration for at least 12 months.

Effective August 1, 2010, the Company started receiving revenue from its recently acquired interests in its oil and gas resource properties. Only the 3rd quarter shows oil and gas revenue and prior quarters are not shown as there was no production. The following table is for August 2010.

FINANCIAL AND OPERATING SUMMARY

TABLE A - OPERATIONS BY QUARTER (August 2010)

All production is conventional heavy oil

Q3
Production and per share	2010
Production - total barrels	722
Production - bbls/ day	23
Heavy oil revenue	46,489
Royalty income	6,632
Royalties	(4,874)
Production & transportation	(31,505)
Operating net back	16,742
General and administrative	(325,127)
Corporate net back	(308,385)
Depletion & accretion	(22,671)
Other (expenses ) revenue	253,521
Income (loss) for the period	(77,535)
Basic and diluted income (loss) per share	(0.004)
Royalties as % of petroleum revenue	14

Per bbl analysis	Per bbl
Heavy oil revenue	64.39
Royalties	(6.75)
Production and transportation	(43.64)
Operating net back	14.00
Depletion & accretion	(31.40)
Income (loss) for the period	(107.38)

Funds (invested in) petroleum properties	(3,123,779)

FINANCIAL AND OPERATING SUMMARY

TABLE C – BALANCE SHEET

Q3
2010
Net cash	10,292,528
Total assets	14,077,712
Total liabilities	1,747,766
Shareholders equity	12,329,946
SHARES
Basic outstanding	21,403,979
Weighted average	21,403,979

OPERATING RESULTS FOR 2010

•	Production volumes and revenues (refer to Financial and Operating Summary on page 6)

The oil and gas properties were acquired on August 9, 2010 and August 26, 2010. The pre-acquisition earnings are an adjustment to the purchase price with the revenue and operating costs not being recorded. Only the August production of 722 barrels from the August 9, 2010 acquisition are recorded in Q3. 22 wells were acquired with 15 wells producing in Q3.

The Corporation plans to increase production on the properties acquired in Q3 10. The strong balance sheet following the acquisition in July 2010, and the motivated and well financed partner will allow the Company to complete five cased wells and expects to drill and complete an additional four (4) infill wells in October 2010. A well drilled by the farm-in partner in July is currently producing 80 bbls per day.

•	Royalties (refer to Financial and Operating Summary on page 6)

The “Financial and Operating Summaries” show royalty expense as a per cent of oil sales. The Saskatchewan wells incurred a higher royalty burden than the Alberta wells.

•	Production and transportation costs (refer to Financial and Operating Summary on page 6)

Some repairs and annual surface lease rentals in the quarter significantly increased costs per bbl given the small production volumes of the Corporation.

A significant portion of production costs are fixed and therefore production expense per bbl varies significantly with volume. Heavy oil production costs tend to be higher than light oil production costs. Transportation costs are low and comprise only the trucking of clean oil short distances to the sales terminal. The plans to drill additional wells to increase production should reduce production costs per bbl for Q4 10 and beyond.

•	General and administrative (refer to Financial and Operating Summary on page 6)

As production just started as a result of the oil and gas acquisitions, costs per bbl will reduce significantly as general and administrative costs tend to be fixed. Legal, accounting, advisory, regulatory and travel expenses were incurred in Q3 10 related to the property transactions.

•	Depletion and accretion (refer to Financial and Operating Summary on page 6)

Depletion expense is a function of volume produced as it is computed on a “units of production” basis.

The property acquisition in Q3 10 added $3,425,336 million to Property, Plant and Equipment which includes $287,775 in asset retirement obligations and these costs were subjected to depletion. This property purchase included 180,667 bbls of proven reserves which is the volume base on which depletion is computed.

Probable reserves for the acquired property were significant and may include future locations. Under IFRS energy companies may choose this larger production basis for the computation of depletion. As probable reserves are determined based on a probability of recovery of 50% or more, this broader depletion base under IFRS will generate a more realistic estimate of real depletion.

MINERAL PROPERTIES

The Company’s main mineral exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests consist of 32,598.70 ha (80,553.43 acres), situated in the Eldorado/Port Radium/Contact Lake area, McKenzie Mining District, NT. The Company is the first mineral exploration company in 75 years to successfully stake and control this large contiguous land package in the Northwest Territories.

1.	Contact Lake Mineral Claims – Contact Lake, and North Contact Lake Mineral Claims – Great Bear Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase the NSR for a one-time payment of $1,000,000. The Company completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,563.76 ha (26,103.52 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the period ended August 31, 2010 consist of amortization of $37,745 (2009 - $49,123), assaying and geochemical of $125 (2009 - $1,097), camp costs and field supplies of $3,945 (2009 - $109,729), claim maintenance and permitting of $1,126 (2009 - $260), community relations and government of $Nil (2009 - $2,653), drilling of $Nil (2009 - $12,304), geology and engineering of $15,521 (2009 - $28,682), staking and line cutting of $Nil (2009 - $6,500), transportation and fuel of $Nil (2009 - $176,595), and wages, consulting and management fees of $11,569 (2009 - $522,071).

2.	Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral claims, totalling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip and base camp, situated at Glacier Lake. The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver). The Port Radium uranium belt was formerly one of Canada’s principal producers of uranium during the 1930s and 1940s.

Expenditures related to the Glacier Lake Mineral Claims for the period ended August 31, 2010 consist of amortization of $4,912 (2009 - $6,278) and claim maintenance and permitting of $1,050 (2009 - $6,227).

3.	Eldorado South Project, NT

During the year ended November 30, 2007, the Company staked sixteen (16) claims (the “Eldorado South Uranium Mineral Claims”), and four (4) additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project. During the year ended November 30, 2009, the project area was reduced. The Eldorado South Uranium Project now consists of sixteen (16) mineral claims totaling 11,281.85 ha (27,878.62 acres).

The Eldorado South claims cover a radiometric anomaly that is over 3.5 kilometers in length and the expression suggests a potential near surface IOCG & uranium target. The radiometric maps show a well defined uranium anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns. The Eldorado South Anomaly has never been drill tested. The Eldorado South Anomaly was discovered as a result of the completion of a High Resolution, Multi-Parameter Regional radiometric and magnetic geophysical survey which was conducted in July 2006. The survey consisted of 16,708 line-kilometers at 100 meter line-spacing’s. The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of high-grade uranium and poly-metallic deposition.

Expenditures related to the Eldorado South IOCG & Uranium Mineral Claims for the period ended August 31, 2010 consist of claim maintenance and permitting of $Nil (2009 - $10,762), geology and engineering of $Nil (2009 - $71,193), staking and line cutting of $Nil (2009 - $71,500), and wages, consulting and management fees of $Nil (2009 - $48,942).

RESULTS OF OPERATIONS – NINE MONTHS ENDED AUGUST 31, 2010

The Company’s net loss for the nine month period ended August 31, 2010 was $1,206,576 or $0.06 per share compared to a net loss of $2,685,282 or $0.13 per share for the nine month period ended August 31, 2009. The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Included in general and administrative costs are consulting fees of $168,143 of which $143,143 was paid to various consultants engaged in the evaluation of potential mineral projects and $25,000 was paid for services relating to the annual general meeting.

Advertising and promotion expenses increased to $25,432 during the nine month period ended August 31, 2010 from the $12,864 during the same period a year prior. The increase in advertising and promotion is primarily attributable to an increase in advertising costs and news release dissemination.

Salaries and benefits for the nine month period ended August 31, 2010 were $397,876 as compared to $364,616 for the nine month period ended August 31, 2009.

Stock-based compensation expense totalling $30,684, a non-cash item, was incurred during the nine month period ended August 31, 2010 for previously granted stock options that vested during the period as compared to $554,933 for the nine month period ended August 31, 2009. No stock options were granted during the nine month period ended August 31, 2010.

Transfer fees and shareholder information costs increased to $206,803 for the nine month period ended August 31, 2010 from $190,430 for the nine month period ended August 31, 2009. The increase in transfer fees and shareholder information costs period over period is primarily due to the retention of Progressive IR Consultants Corp. as its investor relations and corporate communications service provider. Progressive has been retained for a period of one year, and will be responsible for the dissemination of corporate data packages, broker presentation, broker communication, mining analyst communication, attending trade shows and handling all shareholder enquiries regarding the Company. Progressive receives $7,500 per month and was granted options to acquire 100,000 shares in the capital of the Company at an exercise price of $1.00 per share.

Legal and accounting costs were $133,947 for the nine month period ended August 31, 2010 primarily due to the unsuccessful bid to acquire the shares of the Sterling Mining Company. The Company did receive a compensation fee of Cdn$256,975 (US$250,000) to offset this cost.

Interest income decreased to $25,358 for the nine month period ended August 31, 2010, compared to $133,465 during the same period a year prior primarily due to the Company earning lower interest rates on short term investments during the current period.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses; (2) acquisition costs, and (3) recoveries. Total expenditures for the nine month period ended August 31, 2010 and August 31, 2009 are summarized below:

For the Nine Month Period Ended August 31, 2010:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	70,031	-	-	70,031
Port Radium – Glacier Lake Mineral Claims, NT	5,962	-	-	5,962
Sterling Mining Property, Idaho, USA	11,736	-	-	11,736
	87,729	-	-	87,729

For the Nine Month Period Ended August 31, 2009:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	909,014	-	-	909,014
Port Radium – Glacier Lake Mineral Claims, NT	12,505	-	-	12,505
Eldorado South Uranium Project, NT	202,397	-	-	202,397
	1,123,916	-	-	1,123,916

Additional particulars of expenditures on mineral properties are provided in Note 8 to the unaudited financial statements for the nine month period ended August 31, 2010.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters:

Quarter Ended	Net (Loss) Income	Basic (Loss) Income per Share	Fully Diluted (Loss) Income per Share

August 31, 2010	(77,535)	$(0.00)	$(0.00)
May 31, 2010	$(490,301)	$(0.02)	$(0.02)
February 28, 2010	$(638,741)	$(0.03)	$(0.03)
November 30, 2009	$(679,571)	$(0.03)	$(0.03)
August 31, 2009	$(1,300,073)	$(0.05)	$(0.05)
May 31, 2009	$(663,356)	$(0.05)	$(0.05)
February 28, 2009	$(721,852)	$(0.05)	$(0.05)
November 30, 2008	$(1,295,864)	$(0.05)	$(0.05)

The Company generated oil and gas revenues of $53,121 for one month from the August 9, 2010 acquisition as pre-acquisition earnings are an adjustment to the purchase price. The Company recovered Cdn$256,975 (US$250,000) as a compensation fee on its unsuccessful bid to acquire the shares of the Sterling Mining Company in the current quarter.

The Company’s net loss of $77,535 for the third quarter ended August 31, 2010, is comprised of $5,688 of expenses relating to mineral properties expenditures, $4,874 in petroleum royalties, $31,505 in petroleum production and transportation, $22,671 in petroleum depletion and accretion and $325,127 of general and administrative costs, offset by $2,234 interest income and $256,975 compensation fee. Included in general and administrative costs are consulting fees of $38,205 which were paid to various consultants engaged in the evaluation of potential mineral projects. Also included in general and administrative costs are transfer fees and shareholder information expenses of $53,000 relating to ongoing investor relations. Legal and accounting costs were $18,868 primarily due to the acquisition of the oil and gas interests.

LIQUIDITY AND CAPITAL RESOURCES

The Company began recognizing and receiving revenue from its oil and gas resource properties as of August 1, 2010. The Company also relies on equity financing as well as the exercise of options and warrants to fund its exploration and administrative costs.

The Company’s cash resources are invested in R1-High bankers acceptance notes and redeemable Canadian Guaranteed Investment Certificates on deposit with an AAA rated Canadian Banking Institution. None of the Company’s funds are exposed to repayment risks associated with short term commercial paper or asset-backed commercial paper. These securities comply with the Company’s strict investment criteria and policy of utilizing only R1-High Investment Guaranteed Instruments that are paid promptly on maturity or are convertible on demand.

As at August 31, 2010, the Company had cash and cash equivalents on its balance sheet of $10,292,528 and working capital of $8,895,366 as compared to $14,700,318 of cash and cash equivalents and working capital of $13,132,754 at November 30, 2009. The reduction in cash and cash equivalents of $1,284,011 was due to cash used in operations including legal and due diligence costs in the unsuccessful acquisition of the Sterling mine. An additional $3,123,779 was used to acquire an interest in oil and gas resource properties.

On April 21. 2010, the Company announced that it was unsuccessful in its bid to acquire 100% of the shares of Sterling and the Sunshine Mine Lease pursuant to a bankruptcy auction held on April 21, 2010. As a result of the unsuccessful bid, the Company has confirmed that certain conditions contained in the Agreement with Sterling dated November 17, 2009 have not been satisfied. As a result of the unsatisfied terms and conditions, the Company received its entire break fee of Cdn$256,975 (US$250,000) in accordance with the terms of the Agreement and the Second Amended Plan and Disclosure Statement filed by Sterling.

As of the date of this report the Company has cash and cash equivalents of approximately $10,000,000. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2010.

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of October 25, 2010.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s Board of Directors consists of Tim Coupland, Brian Morrison, Edward Burylo, Robert Hall and Stuart Rogers. Tim Coupland is the Company’s President and Chief Executive Officer and Gord Steblin is the Company’s Chief Financial Officer.

The Company paid or accrued amounts to related parties as follows:

	For the Nine Month Period Ended
	August 31, 2010	August 31, 2009
Management fees paid to a Company controlled by Mr. Tim Coupland	50,000	50,000
Management fees paid to a Company controlled by Mr. Robert Hall	15,000	25,000
Accounting fees paid to a Company controlled by Ms. Chantal Schutz	-	13,875
Accounting fees paid to a Company controlled by Mr. Gord Steblin	59,500	42,501
Secretarial fees paid to a Company controlled by Ms. Tamiko Coupland	15,000	15,000
Director fees paid to a Company controlled by Mr. Stuart Rogers	24,000	24,000
Director fees paid to Mr. Brian Morrison	24,000	14,000
Director fees paid to Mr. Edward Burylo	24,000	7,000
Salaries and benefits paid to directors and/or officers of the Company	397,876	364,616
	$609,376	$555,992

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment, environmental and reclamation obligations, rates for amortization and variables used in determining stock-based compensation. These estimates are based on management’s best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment.

The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are expensed when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

Revenue recognition of Petroleum and natural gas properties

Effective 1 July 2010, the Company adopted the following accounting policy to account for its petroleum resource properties. Petroleum and natural gas sales are recognized when commodities are delivered to purchasers.

Depletion and depreciation of Petroleum and natural gas properties

Effective 1 July 2010, the Company adopted the following accounting policy to account for its petroleum resource properties Petroleum and natural gas properties are depleted using the unit-of-production method based on an independent engineering estimate of the Corporation’s share of proved reserves, before royalties, with natural gas converted to its energy equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. Included in the depletion base are estimated costs to be incurred in developing proved reserves and excluded are estimated salvage values and the carrying value of acquiring and evaluating unproved properties. At the time unproven properties are developed, the leases expire or the unproven properties become impaired, the costs of acquiring the unproved property become subject to depletion.

Goodwill and Other Intangible Assets

Effective 1 December 2008, the Company adopted CICA Handbook Section 3064, “Goodwill and Other Intangible Assets”. The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure. Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On 20 January 2009, the Emerging Issues Committee (“EIC”) of the AcSB issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after 20 January 2009.

Mining Exploration Costs

On 27 March 2009, the EIC of the AcSB issued EIC Abstract 174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC 174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after 27 March 2009.

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities. In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred. Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis. The impact as at 1 January 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

NEW ACCOUNTING PRONOUNCEMENTS

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to IFRS 3, “Business Combinations” (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011. Earlier adoption is permitted.

Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582.

International Financial Reporting Standards (“IFRS”)

In January 2006, the Canadian Accounting Standards Board adopted a strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted standards, IFRS, as issued by the International Accounting Standards Board. The effective implementation date of the conversion from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is 1 January 2011, with an effective transition date of 1 January 2010 for financial statements prepared on a comparative basis. The Company is engaged in an assessment and conversion process and expects to be ready for the conversion to IFRS in advance of 1 January 2011.

The Company’s approach to the conversion to IFRS includes three phases.

  Phase one, an initial general diagnostic of its accounting policies and Canadian GAAP relevant to its financial reporting requirements to determine the key differences and options with respect to acceptable accounting standards under IFRS. This phase was completed in late 2009.
  Phase two, an in-depth analysis of the IFRS impact in those areas identified under phase one. This phase commenced in 2010. A summary of this analysis is provided in Table 1 below.
  Phase three, the implementation of the conversion process, including the completion of the opening balance sheet as at 1 December 2010 together with related discussion and notes, will be carried out in the second half of 2010.

At this point, the Company’s IT accounting and financial reporting systems are not expected to be significantly impacted. Further, the Company has in place internal and disclosure control procedures to ensure continued effectiveness during this transition period.

The above comments, including the summary in Table 1, should not be considered as a complete and final list of the changes that will result from the transition to IFRS as the Company intends to maintain a current and proactive approach based on changes in circumstances and no final determinations have been made. In addition, the accounting bodies responsible for issuing Canadian and IFRS accounting standards have significant ongoing projects that could impact the Company’s financial statements as at 1 January 2011 and in subsequent years, including projects regarding financial instruments and joint venture accounting. In addition, there is an extractive industries project currently underway that will lead to more definitive guidance on the accounting for exploration and evaluation expenditures, although this is still in the discussion paper stage and may not be completed for some time. The Company is continuing to monitor the development of these projects and will assess their impact in the course of its transition process to IFRS.

Table 1. Summary of financial statements impact on transition from Canadian GAAP to IFRS.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and preliminary conclusions
Property, plant and equipment (PP&E”)
PP&E is recorded at historical cost.

Depreciation and depletion is based on their useful lives after due estimation of their residual values.

Oil & gas resource interests are depleted using the unit-of-production method.

PP&E can be recorded using the cost (on transition to IFRS, the then fair value can be deemed to be the cost) or revaluation models.

Depreciation must be based on the useful lives of each significant component within PP&E.

Companies may include probably reserves for the
computation of depletion.

PP&E will likely continue to be recorded at their historical costs due to the complexity and resources required to determine fair values on an annual basis.

Based on an analysis of PP&E and its significant components, the Company has determined that no change to their useful lives is warranted and, therefore, depreciation and depletion expense will continue to be calculated using the same rates under IFRS.

As probable reserves are determined based on a probability of recovery of 50% or more, this broader depletion base under IFRS will generate a more realistic estimate of real depletion.

Mineral properties	Exploration, evaluation and development costs are expensed when incurred.	IFRS has limited guidance with respect to these costs and currently allows exploration and evaluation costs to be either capitalized or expensed.	The existing accounting policy is likely to be maintained.
Asset retirement obligations	Canadian GAAP limits the definition of ARO to legal obligations.	IFRS defines ARO as legal or constructive obligations.	The broadening of this definition is unlikely to cause a significant change in the Company’s current estimates.

(“ARO”)
ARO is calculated using a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions. The original liability is not adjusted for changes in current discount rates.

ARO is calculated using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability) and is revised every reporting period to reflect changes in assumptions or discount rates.

IFRS requires that, on transition, the net book value of the asset related to ARO be adjusted on the basis of the ARO balance existing at inception.

The Company is in the final stages of quantifying the impact of this change on the ARO provision.

The Company expects to rely on the IFRS 1 exemption which allows a company to use current estimates of future reclamation costs and current amortization rates to determine the net book value on transition to IFRS.

Impairment of long lived assets

Impairment tests of its long-term assets are considered annually based on indications of impairment.

Impairment tests are generally
done on the basis of undiscounted future cash flows.

Write-downs to net realizable values under an impairment test are permanent changes in the carrying value of assets.

Impairment tests of “cash generating units” are considered annually in the presence of indications of impairment.

Impairment tests are generally carried out using the discounted future cash flows.

Write downs to net realizable values under an impairment test can be reversed if the conditions of impairment cease to exist.

Assets will continue to be grouped under the Company’s various mining operations.

Impairment tests using discounted values could generate a greater likelihood of write downs in the future.

Potential significant volatility in earnings could arise as a result of the difference in the treatment of write-downs.

Stock-based compensation
Stock-based compensation is determined using fair value models (e.g. Black-Scholes) for equity-settled awards and the intrinsic model for cash-settled awards.

The Company recognizes stock-based compensation on straight line method and updates the value of the options for forfeitures as they occur.

Stock-based compensation is determined using fair value models for all awards. However, upon settlement, cash-settled awards are adjusted to the value actually realized (intrinsic model).

Under IFRS, stock-based compensation is amortized under the graded method only. In addition, the Company is required to update its value of options for each reporting period for expected forfeitures.

The utilization of fair value models for cash-settled awards will change the estimate of the related liability while the awards remain outstanding and create greater volatility in earnings until the awards are settled.

The Company expects to record an IFRS income statement and balance sheet adjustment at 1 December 2010.

Income taxes
There is no exemption from recognizing a deferred income tax for the initial recognition of an asset or liability in a transaction that is not a business combination. The carrying amount of the asset or liability acquired is adjusted for the amount of the deferred income tax recognized.

All deferred income tax assets are recognized to the extent that it is “more likely than not” that the deferred income tax assets will be realized.

A deferred income tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a  usiness combination, and at the time of the transaction affects neither accounting profit nor taxable profit.

A deferred tax asset is recognized if it is “probable” that it will be realized.

The Company does not expect the difference in recognition of deferred income tax to have any significant change in the future.
and “Probable” does not in necessarily this context mean is not “more defined likely than not”. The Company is in the final stages of quantifying the impact of this difference.

The above assessment and conclusions are based on the analysis completed by the Company as of the date of this report and may be subject to change between now and 1 January 2011.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

RISKS AND UNCERTAINTIES

The Company believes that the following items represent significant areas for consideration.

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, operating cash flows from its oil and gas properties but no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. The sources of funds currently available to the Company include; raising equity or debt capital, or offering an interest in its projects to another party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its properties or prospects.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The business of exploration, development and acquisition of oil and gas reserves involves a number of business risks inherent in the oil and gas industry which may impact the Company’s results and several of which are beyond control of the Company. These business risks are operational, financial or regulatory in nature. The Company does not use derivative instruments as a means to manage risk.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of oil, gas and mineral commodities. Oil, gas and mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of oil, gas and mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of oil, gas and mineral commodities.

Competition

The oil, gas and mining industries are intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in oil, gas and mineral properties, the recruitment and retention of qualified employees and other persons to carry out its exploration activities. Competition in the oil, gas and mining industry could adversely affect the Company’s prospects for exploration in the future.

Government Laws, Regulation & Permitting

Oil, gas and mining and exploration activities of the Company are subject to domestic laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Title to Properties

Acquisition of rights to the oil, gas and mineral properties is a very detailed and time-consuming process. Title to, and the area of, oil, gas and mineral properties may be disputed. To the best of the Company’s knowledge, the Company has title to all of the properties for which it holds mineral leases or licenses or in respect of which it has a right to earn an interest, however, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased interest in some of its properties. To earn this increased interest in each property, the Company is required to make certain cash payments. If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Estimates of Oil, Gas and Mineral Resources

The oil, gas and mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of oil, gas or minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflicts, the Company could potentially miss the opportunity to participate in certain transactions or opportunities.

SHARE DATA

As of October 25, 2010, the Company has 21,403,979 common shares without par value issued and outstanding. In addition, the Company has the obligation to issue the following additional common shares:

a)

Incentive stock options that could result in the issuance of up to 1,675,000 common shares. Of these stock options, 495,000 are exercisable at $4.25 each, 410,000 are exercisable at $1.75 each, and 770,000 are exercisable at $1.00 each.

b)	Share purchase warrants that could result in the issuance of up to 466,667 common shares are exercisable at a price of $0.90 each until December 12, 2010.